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                       Form of Confirmation of Acceptance
                      and Cancellation of Tendered Options


[to be sent on December 4]

The offer period for the stock exchange program expired at midnight on December 3rd. For all employees who elected to participate in the stock exchange program, this email is your confirmation that your eligible option grant(s) will be cancelled today in accordance with your election.

Because of accounting rules, Extreme must wait six months and a day before your new options are granted, so your new options will be granted on June 5th, 2002. One new share will be granted for each share that you cancelled. The price of your new option grants will be the Nasdaq closing price on June 5th. Following the new option grant date, our stock administration group will mail each of you a notice of your new grants.

As a reminder, if you did not login to Extreme's intranet site and make an election to participate in the stock exchange program, you will be deemed to have declined the offer. If you have any questions about the stock exchange program, please do not hesitate to call.